February 1, 2008

Brian Cascio

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0360

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated December 18, 2007, regarding Data I/O Corporation

Form 10-K for the year ended December 31, 2006, Filed April 2, 2007

Forms 10-Q for the period ended June 30, 2007 File No. 000-10394

Dear Mr. Cascio:

This letter responds to the staff’s comments set forth in the letter of December 18, 2007 regarding the above-referenced reports. For your convenience, we have included the staff’s comments below and have numbered our responses accordingly.

In some of the responses, Data I/O has agreed to change or supplement the disclosures in its future filings for periods ending after December 31, 2007. It is doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because Data I/O believes its prior filing is materially deficient or inaccurate. Data I/O has also indicated in some responses that it believes no change in disclosure is appropriate, and has explained why.

We have discussed the staff’s comments with Data I/O, and Data I/O has requested that we convey its responses to you as follows:

Form 10-K for the year ended December 31, 2006

Consolidated Statement of Cash Flows, page 29

Staff Comment No. 1.

We note your response to prior comment 2 in our letter dated September 11, 2007. In future filings, please provide additional disclosure of your accounting for sales of equipment that had previously been used internally, similar to your response.

The Company’s Response:

Future filings will include this disclosure.

Note 15. Share-Based Compensation, page 40

Staff Comment No. 2.

We reference your response to prior comment 7 in our letter dated September 11, 2007. We see that beginning in the fourth quarter of 2005 you excluded periods of historical data in calculating volatility due to decreasing revenue related to the dot com and telecom industry collapse from 2000 to 2002. SAB 107 and SFAS 123(R) explain that certain instances where it may be appropriate to adjust historical volatility are those such

Brian Cascio, Division of Finance, S.E.C.

February 1, 2008

as a discreet one-time event that it is specific to the reporting company, under management’s control and not expected to recur during the expected term of the options being granted. Section D.1, question 2 of SAB 107 indicates that such exclusions would be rare. It does not appear that events affecting the broader market should be excluded from your analysis of historical volatility. Please further explain why you believe that your calculation of historical volatility is in compliance with SAB 107 and SFAS123(R).

The Company’s Response:

We believe that our estimate of the volatility factor calculated by excluding a period represented the best estimate of our future volatility. The period was not excluded due to the dot com and telecom industry collapse (although those events set the stage for management’s actions). The period was primarily excluded due to extraordinary measures taken to change the company which radically altered the company’s target market focus, operations and business focus. These actions were specific to our company and under the control of management. These actions to radically restructure the company, change the market focus of our business, change the geographic focus of our business, and change the product direction of our business (especially accompanied by a disproportionately large investment in R&D) all occurred at this same time, and were clearly a corporate survival event. This transformation changes event was not of the combined type, scope, quantity and magnitude that would be expected to be repeated during an option term. We believed this event and its volatility impact to be rare, and the transition volatility while transforming from the “old” to the “new” Data I/O was not representative of future expected volatility, which caused us to conclude that the period should be excluded.

The review of SAB 107 and SFAS 123(R)’s application to our evaluation of the volatility factor started with looking at the historic volatility and then we considered how it may differ in the future. SFAS 123(R) and Staff guidance called for using good faith efforts to identify and use sufficient information in determining whether taking historical volatility, implied volatility or a combination of both into account will result in the best estimate of expected volatility. When circumstances indicate the availability of new or different information that would be useful in estimating expected volatility, a company should incorporate that information. We evaluated the unusual changes in and influences on our volatility factor as well as comparing it with other companies and discovered that our factor appeared to be out of line with other companies, causing our further analysis of the volatility data.

We discovered that the period relating to our transformation had a volatility that was not representative of our business before or after the change period as well as in comparison to other industry companies. We evaluated it to be a discreet one-time type of transformation event that was not expected to recur during the term of options and it was specifically done under management’s control and specific to our company as we believed was set forth in D.1 question 2 of SAB107. Preparing calculations of volatility excluding the periods in question resulted in our calculations showing a historic .65 volatility factor. We looked back and analyzed additional years equal to and before the excluded period which had a calculated .6 volatility factor. Leaving the transformation period in and just extending the period resulted in a .89 volatility factor. We examined

Brian Cascio, Division of Finance, S.E.C.

February 1, 2008

volatility disclosures of other companies and determined that an adjusted historic .65 factor was at the high end of the range of factors disclosed, which given our size, industry niche, life stage, and financial leverage seemed to be confirmed as appropriate and our best estimate of the future volatility factor. The difference between the use of a .65 and a .89 volatility factor for 2006 was calculated to have an effect of approximately $12,000 on expense.

Form 10-Q for the period ended September 30, 2007

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

Staff Comment No. 3.

We note your statement that disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding disclosure. Please revise future filings to state that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable level of assurance level. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm .

The Company’s response:

Future filings will include this disclosure.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of our response letter. If you should have any questions regarding our response letter, please do not hesitate to contact me at (206) 903-8803 or Joel Hatlen (chief financial officer) at 425 881-6444 ext. 6816.

Brian Cascio, Division of Finance, S.E.C.

February 1, 2008

Sincerely,

/s/ Kimberley R. Anderson
Kimberley R. Anderson

cc:	Joel Hatlen, Data I/O Corporation

Scott Davison, Grant Thornton LLP